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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

(CHECK ONE):
[ ] Form 10-K   [ ] Form 20-F   [ ] Form 11-K  [X] Form 10-Q  [ ] Form N-SAR

For Period Ended: March 31, 2006
                  ----------------

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ___________________


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READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
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NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I - REGISTRANT INFORMATION

INTEGRATED HEALTHCARE HOLDINGS, INC.
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Full Name of Registrant

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Former Name if Applicable

1301 N. TUSTIN AVENUE
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Address of Principal Executive Office (STREET AND NUMBER)

SANTA ANA, CALIFORNIA 92705

City, State and Zip Code



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PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b)      The subject annual report, semi-annual report, transition
[ ] report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

         The Form 10-Q could not be completed in time to file by the due date without unreasonable effort or expense to the Registrant. The Company has not yet received its audit report from its independent auditors for the fiscal year ended December 31, 2005. Accordingly, the Company has not yet filed its Annual Report on Form 10-K for the year ended December 31, 2005. The Company is unable to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 until its 2005 Annual Report is completed and filed with the SEC, which will not occur by the extended deadline.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Steven R. Blake                     (714)                    953-3536
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(Name)                            (Area Code)            (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes [ ] No [X]

         The Company has not filed its Annual Report on Form 10-K for the year ended December 31, 2005.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes
[X] No [ ]

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If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         During the three months ended March 31, 2005, the Registrant changed from a development stage company to the owner and operator of four hospital facilities in Orange County, California. The acquisition of the four hospitals was completed on March 8, 2005. Therefore, the Registrant's results of operations for the three months ended March 31, 2006 will include the operating results of the hospitals for the entire quarter, compared with only 24 days of operations for the quarter ended March 31, 2005.

         The Registrant currently anticipates that its results of operations (unaudited) for the three months ended March 31, 2006, before valuation changes to outstanding Warrants, will reflect a loss of approximately $6.4 million. The Registrant has engaged outside experts to assist with its revaluation and calculation of loss/gain on holding of the Warrants, which will be reflected in the Registrant's results of operations for the three months ended March 31, 2006 when the Registrant's financial statements are completed.

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Integrated Healthcare Holdings, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  May 16, 2006                         By: /s/ Steven R. Blake
                                                --------------------------------
                                                Name: Steven R. Blake
                                               Title: Chief Financial Officer